EXHIBIT 99.2

                                 [RETALIX LOGO]

Contact Information:
Investor Relations Contact     Public Relations Contact - USA
Allan E. Jordan                Kerry Vance
The Global Consulting Group    GolinHarris, New York
+1-646-284-9400                +1-212-373-6046
ajordan@hfgcg.com              kvance@golinharris.com


Public Relations Contact - International
Motti Gadish
Retalix Ltd.
+972-9-776-6611
Motti.Gadish@retalix.com



         United Dairy Farmers to Save Money, Improve Ordering Processes
                           with Retalix DemandAnalytX

          Computer-Generated Ordering Tool Optimizes Inventory Levels,
                      Reducing Shrinkage and Out-of-Stock

Dallas, Texas - May 15, 2006 - Retalix(R) USA, (Nasdaq: RTLX), a provider of enterprise-wide software solutions to retailers and distributors worldwide, announced today that United Dairy Farmers(TM) (UDF), manufacturers of Homemade Brand(TM) ice cream, is implementing Retalix DemandAnalytX(TM), a data cleansing, demand forecasting and order optimization application, at its 190 convenience stores in the Midwest.

With multiple items in a variety of traditional c-store categories, such as cigarettes and candy bars, in addition to its premium ice cream, UDF wanted a tool that would increase operational efficiency by reducing inventory levels, out-of-stocks, shrinkage and spoilage. UDF chose Retalix DemandAnalytX because its retail-based algorithms address the unique operational challenges of convenience store and retail environments as opposed to challenges faced by businesses and enterprises.

"As a convenience store chain, we need to provide an optimum customer experience for every customer, which means we must have all products on the shelf, all the time," said Dan Burke, vice president of operations, United Dairy Farmers. "Retalix DemandAnalytX will help us perfect the customer experience and improve our revenues at the same time. Based on our experience with computer assisted ordering, we expect Retalix DemandAnalytX to decrease our inventory levels by as much as 15 percent and halve our out-of-stocks and spoilage."

"Not only can Retalix DemandAnalytX help UDF manage its inventory levels and streamline its ordering process, but it can also help UDF create a positive experience for every customer by ensuring product availability, which is especially key in the c-store environment," said Victor Hamilton, president and CEO, Retalix USA. "Convenience store operators deserve the tools and applications that help larger enterprises streamline their operations and save money, which is one of the reasons why Retalix solutions are designed to help operators realize a return on their investment as quickly as possible."

Retalix solutions for convenience stores, including Retalix DemandAnalytX, will be demonstrated during NACStech at booth #516 from May 22-24.

Retalix Technology Description
Retalix DemandAnalytX (DAX) is a demand forecasting and computer-generated ordering tool specifically designed for the unique needs of retail, grocery and convenience store chains. The software is built on three algorithms - data logic, demand logic and order optimization - that remove anomalies from the ordering process and create accurate ordering forecasts. Retailers using Retalix DemandAnalytX reduce their inventory levels by 10-18 percent, their out-of-stock occurrences by 20-55 percent and their spoilage or shrinkage by 20-40 percent, and experience a sales lift of .5 - 1.5 percent.

About United Dairy Farmers
United Dairy Farmers(TM), makers of Homemade Brand(TM) Premium Ice Cream, is based in Cincinnati, Ohio and has been producing frozen desserts since 1939. Homemade Brand is currently sold in retail grocery outlets in 25% of the United States and at United Dairy Farmers(TM) retail stores in Ohio, Kentucky, and Indiana. Homemade Brand(TM) uses only quality homemade and brand name ingredients and makes a full line of frozen desserts, including sherbet, ice cream, frozen yogurt, no sugar added, and low carb products.

About Retalix Ltd.
Retalix is an independent provider of enterprise-wide software solutions to retailers and distributors worldwide. With more than 34,000 sites installed across 50 countries, Retalix solutions serve the needs of multi national grocery chains, convenience and fuel retailers, food service operators, food and consumer goods distributors and independent grocers. The Company offers a full portfolio of software applications that automate and synchronize essential retailing, distribution and supply chain operations, encompassing stores, headquarters and warehouses. Retalix develops and supports its software through more than 1,300 employees in its various subsidiaries and offices worldwide. The company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Dallas, Texas. Retalix on the Web: www.retalix.com

Retalix, Retalix DemandAnalytX and Retalix StorePoint are either registered trademarks or trademarks of Retalix Ltd. in the United States and/or other countries. The names of actual companies and products mentioned herein may be the trademarks of their respective owners.


Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities law. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, continued roll-outs with existing customers, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2004, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

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